Filed by Pivotal Investment Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pivotal Investment Corporation II (File No. 001-38971)

Commission File No. for the Related Registration Statement: 333-249248

XL FLEET GENERATES RECORD THIRD QUARTER 2020 REVENUE

Remains on Track to Complete Merger with Pivotal Investment Corporation II (NYSE: PIC)

in Fourth Quarter of 2020

BOSTON, November 12, 2020 – XL Fleet (“XL” or the “Company”), a leader in vehicle electrification solutions for commercial and municipal fleets, today announced that its revenue for the third quarter of 2020 was the highest for a single quarter in the Company’s history.

XL achieved record quarterly total GAAP revenue of $6.3 million for the third quarter of 2020. In comparison, XL achieved $2.6 million in revenue for the third quarter in 2019, and approximately $7.2 million in revenue for the full fiscal year ended December 31, 2019. The revenue increase was driven by continued product adoption across the Company’s portfolio, which is currently comprised of XL’s core hybrid and plug-in hybrid electric drivetrain business. The Company expanded margins that resulted in positive gross margins of 12.1% for the third quarter of 2020, as compared to negative (3.7%) for the third quarter of 2019.

Due to strong year-to-date results, XL remains on track to deliver on its full year 2020 revenue forecast of approximately $21 million. XL continues to grow its sales opportunity pipeline for 2021 to $220 million as of today, which supports XL’s current revenue forecast of $75 million for fiscal year 2021.

“Our record Q3 revenue nearly matches our performance for the entire prior calendar year in a single quarter,” said Dimitri Kazarinoff, Chief Executive Officer of XL. “This accomplishment is a testament to the strength of XL’s differentiated platform and proven business model. We are excited by the strong momentum we are experiencing across our product portfolio, the increased adoption from existing customers, and the continued expansion of new customer relationships across North America. We look forward to further leveraging our deep customer and partner relationships to build on this success, drive significant growth, and advance our leadership position within commercial fleet electrification.”

“Fleet electrification is a massive long-term opportunity supported by favorable market and regulatory trends and an enduring focus on the decarbonization of operations by fleet owners globally,” said Tod Hynes, Founder and Chief Strategy Officer of XL. “We are committed to delivering solutions that meet our customers’ sustainability objectives and reliability requirements through products and services available today. Moreover, XL’s strong track-record, long-term relationships, and established supply chain partnerships continue to provide opportunities to further scale our business and broaden our product portfolio.”

XL remains on track to complete its previously announced merger agreement with Pivotal Investment Corporation II (NYSE: PIC) (“Pivotal”) in the fourth quarter of 2020. Upon closing, the combined company will be named XL Fleet Corp. and is expected to remain listed on the New York Stock Exchange under a new ticker symbol, “XL”, with no material debt expected to be outstanding. Pivotal filed its amended registration statement on Form S-4 with the U.S. Securities and Exchange Commission on November 12, 2020, which includes a complete set of XL’s financial results through the end of the third quarter of 2020.

About XL Fleet

XL Fleet is a leading provider of vehicle electrification solutions for commercial and municipal fleets in North America, with more than 130 million miles driven by customers such as The Coca-Cola Company, Verizon, Yale University and the City of Boston. XL’s hybrid and plug-in hybrid electric drive systems can increase fuel economy up to 25-50 percent and reduce carbon dioxide emissions up to 20-33 percent, decreasing operating costs and meeting sustainability goals while enhancing fleet operations. XL’s plug-in hybrid electric drive system was named one of TIME magazine’s best inventions of 2019.

For additional information, please visit www.xlfleet.com.

About Pivotal Investment Corporation II

Pivotal Investment Corporation II (NYSE: PIC) is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. On September 18, 2020, Pivotal announced that it had entered into a definitive merger agreement with XL Fleet. Upon closing, the combined company will be named XL Fleet and is expected to remain listed on the New York Stock Exchange under a new ticker symbol, “XL”. For additional information, please visit https://www.pivotalic.com/.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Pivotal and XL. Pivotal filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of Pivotal, and certain related documents, to be used at the meeting of shareholders to approve the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF PIVOTAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT XL, PIVOTAL AND THE BUSINESS COMBINATION. The definitive proxy statement will be mailed to shareholders of Pivotal as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Pivotal, XL and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Pivotal in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Pivotal’s executive officers and directors in the solicitation by reading

Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Pivotal’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available. You may obtain free copies of these documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination, including Pivotal’s ability to consummate the transaction, the timing of the closing of the business combination, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations and product and service offerings, estimated financial position, estimated revenues and losses, projected costs, prospects, customer pipeline, plans and objectives of management, and the Company’s ability to achieve its forecasted revenue targets are forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. These statements may be preceded by, followed by or include the words “anticipates,” “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Pivotal’s Annual Report on Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in Pivotal’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2020 and September 30, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Pivotal and XL believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Pivotal nor XL is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Pivotal has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Pivotal’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the parties’ ability to meet the closing conditions to the merger, including approval by stockholders of Pivotal and XL on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger or the PIPE Offering; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks associated with XL’s business, including the highly competitive nature of XL’s business and the market for hybrid electric vehicles; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in the components necessary to support XL’s products and services; the introduction of new technologies; privacy and data protection laws, privacy or data breaches, or the loss of data; and the impact of the COVID-19 pandemic on XL’s business, results of operations, financial condition, regulatory compliance and customer experience.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pivotal’s and XL’s control. While all projections are necessarily speculative, Pivotal and XL believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Pivotal and XL, or their respective representatives and advisors, considered or consider the projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Pivotal and is not intended to form the basis of an investment decision in Pivotal. All subsequent written and oral forward-looking statements concerning Pivotal and XL, the proposed transactions or other matters and attributable to Pivotal and XL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

For XL Fleet

Media:

Eric Foellmer

(617) 648-8551

efoellmer@xlfleet.com

Investors:

Marc Silverberg

ICR, Inc.

XLFleetIR@icrinc.com

For Pivotal Investment Corporation II

Jonathan Gasthalter/Nathaniel Garnick/Sam Fisher

Gasthalter & Co.

(212) 257-4170

pivotal@gasthalter.com